EXHIBIT 12

DELTA NATURAL GAS COMPANY, INC.
COMPUTATION OF THE CONSOLIDATED RATIO OF EARNINGS
TO FIXED CHARGES

	2010		2009		2008		2007		2006

Earnings
Net income	$5,651,817		$5,210,729		$6,829,868		$5,298,347		$5,024,635
Provisions for income
taxes (a)	3,192,285		3,008,396		4,146,900		3,156,700		2,982,900
Fixed charges	4,194,192		4,553,657		4,796,489		4,673,261		5,006,608

Total	$13,038,294		$12,772,782		$15,773,257		$13,128,308		$13,014,143

Fixed Charges
Interest on debt (a)	$3,781,929		$4,140,394		$4,383,223		$4,260,179		$4,704,075
Amortization of debt	387,263		387,263		387,266		387,082		273,533
One third of rental
expense	25,000		26,000		26,000		26,000		29,000

Total	$4,194,192		$4,553,657		$4,796,489		$4,673,261		$5,006,608

Ratio of earnings to
fixed charges	3.11	x	2.80	x	3.29	x	2.81	x	2.60	x

(a)
Interest accrued on uncertain tax positions, in accordance with Financial Accounting Standards Board Interpretation No. 48, is presented in income taxes on the 2010, 2009 and 2008 Consolidated Statements of Income.  This interest has been excluded from the determination of fixed charges.